

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 2, 2009

By U.S. mail and facsimile to (215) 676-2085

Mr. Timothy J. Donahue, Executive Vice President and Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

> **RE: Crown Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
>
> **File No. 0-50189**

Dear Mr. Donahue:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief